

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 20, 2009

By U.S. Mail and Facsimile (702) 382-1759

Harold Gewerter, Esq.
2705 Airport Drive
N. Las Vegas, NV 89032

Re: OICco Acquisition I, Inc.
Registration Statement on Form S-1
Filed September 23, 2009
File No. 333-152512

Dear Mr. Gewerter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note throughout the registration statement that you make use of the plural when the singular would appear more appropriate. Specifically, you often refer to shareholders, directors and officers, despite the fact that Mr. Sisk is your sole shareholder, your sole director and your sole officer. Your disclosure should be clear that there are currently no individuals involved with this company, other than Mr. Sisk, and that Mr. Sisk alone will be responsible for finding an acquisition candidate and that Mr. Sisk, as sole director/officer, may change the policies and procedures of the registrant, including its policies related to conflicts of interest and reimbursement. Make appropriate revisions throughout the registration statement.

Calculation of Registration Fee

2.   It appears from the fee table on page 2 you are registering the sale of 6,000,000 shares. Please tell us why your description of the offering does not appear to refer to the sale of 4,000,000 of those shares.

3.   Refer to the last sentence of footnote 1. You state that the offering price was determined arbitrarily yet you provide a list of factors which you indicate provided the bases for your determination of the offering price. If the pricing determination was arbitrary, please remove the referenced sentence. If the pricing was based, in some part, on the identified factors, please revise footnote 1 appropriately and revise Determination of Offering Price on page 14 to describe in greater detail the relevant factors that were considered as well as how the factors influenced your ultimate pricing decision.

Prospectus Cover

4.   Please note that the prospectus cover page should not exceed one page. Refer to Item 501(b) of Regulation S-K.

Rights and Protections Under Rule 419, page 6

5.   Your summary and risk factors sections should be written in plain English. As such, it is not appropriate to begin the summary with a legalistic recitation of the elements of Rule 419. Please revise. Refer to Rule 421(d)(2)(iii) under the Securities Act 1933 and Item 503(a) of Regulation S-K.

6.   Please revise this section to clarify when proceeds placed into escrow will be released in the event that the minimum number of shares are not purchased.

Escrow Funds To Be Used For Salaries Or Reimbursable…, page 6

7.   You disclose that no funds from the escrow account will be used to reimburse expenses incurred by your officer/director. However, your disclosure suggests that, other than the foregoing, there are no limitations on the amount of escrow funds that may be paid out as reimbursement.   Please tell us how this disclosure is consistent with Rule 419(b)(2).

Post-effective Amendment, page 6

8.   Please provide us with your legal analysis in support of the proposition that audited financial statements of the acquisition candidate are required under Rule 419 of the Securities Act. If they will only be required in certain circumstances, please explain.

The Company, page 7

9.   Given that you appear to be registering for resale the shares held by Mr. Sisk, please explain
        the references to a lock-up agreement in the fourth paragraph of this section and in the
        fourth paragraph on page 19. Please file the lock-up agreement(s) as an Exhibit.

The Offering, page 8

10.   We note that portions of your disclosure regarding the terms of the offering appear in
        different sections of your document. For example, the reconfirmation rights discussion
        appears in the Summary on page 6 but not in the Description of the Offering on page 8.
        Please revise your prospectus to ensure that all material information regarding the terms of
        the offering are described concisely in the Summary and in greater detail in a single
        location later in the prospectus. In addition, please avoid unnecessary repetition.

11.   It is unclear whether the escrow account meets the requirements, including the various
        procedural safeguards, of Rule 419(b)(1),. Please provide us with your analysis.

12.   We note that the escrow funds are to be deposited into a non-interest bearing account.
        Please provide your analysis as to whether a non-interest bearing account satisfies the
        requirements of Rule 419(b)(2)(iv).

13.   Please provide us with your legal analysis showing how you determined that the escrow
        arrangements need not provide for the escrow of the funds received in connection with the
        sale of the 4,000,000 shares held by Joshua Sisk. Refer to Compliance & Disclosure
        Interpretation 616.02 which may be found on the Commission's website at
        www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

14.   The instructions in the first paragraph of this section and under Part 1(b) of the Subscription
        Agreement are inconsistent. Please revise to reconcile your instructions to investors so that
        it is clear to whom their checks should be made payable.

15.   Your disclosure in the second paragraph here and on page 2 appears to imply that the
        escrow funds may be released from escrow once the minimum offering condition has been
        met. Please revise your disclosure to remove any such implication or tell us why you
        believe that revisions are not necessary.

16.   We note your disclosure in the second paragraph that the offering may terminate any time
        after the minimum offering amount is achieved. Please revise your disclosure to describe
        clearly when the offering will terminate. If you may exercise discretion to terminate the
        offering at any time after the minimum offering is achieved, state that clearly. Otherwise,

describe the basis on which you may elect to terminate an offering before the expiration of any offering period disclosed.

17.   If you elect to extend the offering period by 180 days describe clearly how your will notify the purchasers of any such extension. If you may exercise discretion to extend the offering, state that clearly. Otherwise, describe the basis on which you may elect to extend the offering.

18.   We refer to your disclosure in the third paragraph stating that if the minimum offering is not achieved, funds will be returned to investors promptly without interest. Please tell us how this is consistent with Rule 419(b)(2)(v). To the extent that interest will not be paid to investors because the funds will be held in a non-interest bearing account, please clarify that fact. Please consider this comment together with comment 12 above.

19.   Refer to the second sentence in the third paragraph regarding delivery of stock certificates. Your disclosure might be read to suggest that you will not deposit the securities into escrow, but will instead issue securities directly to the purchaser within ninety days after the close of the offering. Please clarify and, as appropriate, reconcile this disclosure with the requirements of Rule 419(b)(3) and (e)(3).

20.   We note your disclosure in the fourth paragraph that the securities may not be traded or transferred. However, Rule 419(b)(3)(ii) provides specific exceptions where deposited securities may be transferred. Please revise accordingly.

21.   Refer to the second-to-last paragraph of this section. Please revise to explain your reference to "filing of a 15c2-11."

Risk Factors, page 9

22.   Please revise your introductory language to clarify that this section discloses all material risks.

23.   Please provide subcaptions for the first and second risk factors. In addition, please revise the existing risk factor captions to adequately describe the risks discussed.

24.   The narrative discussion accompanying each risk factor should clearly explain each material risk presented to investors. We note, however, that the discussion often fails to adequately describe the potential harm to investors that may ensue. For example, the second risk factor on page 10 discloses the existence of a prohibition but does not clearly state why the prohibition presents a threat to investors. Similarly, the risk you are attempting to describe in the third risk factor on page 12 is unclear. Please revise your risk factors, as appropriate.

25.   Please correct the cross-references contained in your risk factors. For example, you refer the reader to sections entitled Management, Proposed Business and Actual and Potential Conflicts of Interest, none of which appear to be contained in your registration statement.

26.   Refer to your disclosure in the second-to-last paragraph on page 16. Please add a risk factor to discuss the risk to investors posed by the fact that the subscriptions are irrevocable and therefore the investor's funds may be held in escrow for up to a year and then returned to the investor with minimal (if any) return.

Reporting Requirements…, page 11

27.   Please revise your disclosure to specify if and when audited financial statements need to be disclosed under the Securities Exchange Act 1934 in connection with a significant acquisition.

Disadvantages of Blank Check Offering, page 12

28.   Despite the heading, this risk factor appears to address reasons why a target business would wish to enter into a combination with you. Please revise this risk factor or add a new risk factor to address the reasons why a target business would elect to file its own registration statement rather than enter into a combination with you.

Purchases by Affiliates, page 12

29.   We note your disclosure that Mr. Sisk may purchase shares in the offering which "may make it possible for the Offering to meet the escrow amount." Explain clearly what you mean by this statement. If Mr. Sisk may purchase shares in order to reach the minimum condition to the offering, disclose this clearly in the description of the offering. Expand the description of the offering to disclose how many shares Mr. Sisk may purchase and the circumstances in which he may do so. Disclose the risks to potential investors presented by these possible scenarios.

30.   Given that Mr. Sisk owns 100% of your outstanding shares, please explain how it is possible that he may, as you suggest in this risk factor, increase the percentage of shares owned by purchasing shares in this offering.

No Public Market…, page 13

31.   Please explain why the market price of the shares may be affected by market conditions in the retail, electron commerce and internet industries in particular.

Shares Eligible For Future Sale, page 13

32.   It appears that you are registering the shares held by Joshua Sisk under this registration statement. Accordingly, please revise this section or tell us why you believe revisions are unnecessary.

Use of Proceeds, page 14

33.   The disclosure in the table is unclear as to the specific amount and percentage of proceeds that will be applied to working capital. Please revise.

Plan of Distribution, page 15

34.   We note that although the registration statement registers 6,000,000 shares you do not distinguish between the shares being sold by the issuer and the shares being sold on behalf of the selling shareholder. Please expand your disclosure to describe the plan of distribution for the shares held by Joshua Sisk. Explain clearly in your disclosure how Mr. Sisk will determine whether to sell his own shares or those of the issuer when he identifies a potential investor.

35.   We note that section 4(g) of the subscription agreement provides that the buyer has been furnished with a prospectus. With a view toward disclosure, please tell us the time in the distribution process that this will occur.

36.   Please provide your analysis as to whether Mr. Sisk should be considered an underwriter.

Description of Securities to be Registered, page 17

37.   Please reconcile the par value disclosed in the first paragraph and elsewhere in your registration statement with that disclosed in Article 4 of your certificate of incorporation.

38.   We note your disclosure regarding the Board's authority to issue shares of preferred stock. Your certificate of incorporation does not appear to confer such authority. Please revise your disclosure accordingly or tell us why such revisions are not necessary.

Description of Property, page 19

39.   The property at Vero Beach appears to be a residence. If that is the case please state that clearly.

Plan of Operation, page 21

40.	We encourage you to revise and consolidate your disclosure under Plan of Operation and General Business Plan to provide a more focused discussion of your primary plan of operation, as disclosed in your second risk factor on page 12. Note that you revised discussion should specifically describe the steps you intend to take to find a suitable merger opportunity. We note, for instance, that you disclose in the last paragraph on page 21 that you will runs ads in The Wall Street Journal and in the third paragraph on page 22 that you will rely on Mr. Sisk's "present associations." Please expand your disclosure to better explain these, and any other, strategies and to discuss whether you have reason to believe that the strategies will work.

41.	The disclosure in the second paragraph of this section regarding whether Mr. Sisk has had contact or engaged in preliminary discussions with other companies is unclear. Please revise to clarify.

42.	Please explain what you mean when you state in the third paragraph of this section that your director intends to "obtain certain assurances" regarding the value of the target entity. How do you intend to do this, what will these assurances consist of, and what will you do if the transaction party refuses to provide the assurance you seek?

43.	Please tell us which provision of the certificate of incorporation you are referring to in the sixth paragraph of this section.

General Business Plan, page 21

44.	We note your disclosure in the fifth paragraph that a company combining with you would have the opportunity to acquire a controlling interest in a publicly registered company without the cost and time required to conduct an initial public offering. Please clarify how a private operating company would save time and costs in becoming a publicly reporting company by completing a business combination with you as opposed to filing its own Exchange Act and Securities Act registration statements. Your response should discuss, for example and without limitation, applicable filing requirements and potential Rule 144 restrictions.

45.	Please balance your disclosure of "perceived benefits" with equally prominent disclosure of the potential negative effects of a private company becoming a reporting company under the Exchange Act by completing a business combination with you as opposed to filing its own registration statement.

Acquisition of Opportunities, page 22

46.   We note your disclosure on page 23 that audited financial statements will not be required
        until after consummation of a combination. Please tell us how this disclosure complies with
        Rule 419. In addition, please revise the risk factors section to discuss appropriate risks that
        may be presented by the fact that you are only requiring audited financial statements after
        consummation of a combination.

47.   In the sixth paragraph on page 23 you state that if you do not receive appropriate financial
        statements from a target the transaction could be voidable at the discretion of management.
        Please discuss the consequences to shareholders and to the company if a transaction
        approved by the shareholders was subsequently voided by management.

48.   We note your disclosure in the first sentence of the first paragraph on page 23 that Mr. Sisk
        may actively negotiate and consent to the purchase of his stock in connection with a
        proposed merger or acquisition transaction. We also note your disclosure in the eighth
        paragraph regarding repayment by a target of advances made by Mr. Sisk. Please clarify
        whether there are any limitations imposed on Mr. Sisk's ability to consider his own interests
        while seeking or negotiating a proposed acquisition. Include appropriate disclosure
        regarding such conflicts of interest in your risk factors.

49.   Please revise the last sentence of the second-to-last paragraph on page 23. Your disclosure
        appears to state that you may borrow funds from your sole shareholder in order to repay that
        same shareholder. Please clarity.

Joshua G. Sisk, page 25

50.   We note that you do not describe any experience Mr. Sisk may have in identifying
        acquisition candidates for blank check companies. If Mr. Sisk has no such experience,
        please state that clearly, otherwise describe his material experience. Make similar revisions
        throughout the prospectus, as appropriate. For instance, we refer to your disclosure on page
        21 that Mr. Sisk is not "especially experienced." Disclosure regarding Mr. Sisk's level of
        expertise should be clear and unambiguous.

Directors, page 25

51.   You state that the maximum number of directors that OICco may have is seven. Please
        reconcile this disclosure with the terms of the certificate of incorporation and by-laws.

Financial Statements

Financial Statements, page F-1

General

52.   Consideration should be given on an ongoing basis to the updating requirements of Rule 8-
        08 of Regulation S-X. An updated accountant's consent should also be included with any
        amendment to the filing.

Report of Independent Registered Public Accounting Firm, page F-3

53.   We note from the last paragraph of your accountant's audit opinion that "in the event that
        the Company fails to meet the anticipated levels of performance there is significant doubt
        that the Company will be able to meet the debt obligations related to the non public
        offering." In this regard, please explain to us the nature and provide us with the terms of
        the aforementioned debt obligations. Also, please tell us why these debt obligations have
        not been reflected in your financial statements.

Note A – Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

54.   We see your disclosure on page 7 that the company's fiscal year end is June 30. In this
        regard, please also disclose in the notes to your audited financial statements the company's
        fiscal year end.

Property and Equipment, page F-8

55.   We noted your disclosure that property and equipment are carried at cost and depreciation is
        computed on a straight line basis for your office equipment, copier, and vehicles. From this
        disclosure it appears that the company maintains property and equipment, please tell us how
        you have recorded these assets on the Balance Sheet.

Recently Issued Accounting Pronouncement, page F-10

56.   Reference is made to your disclosures with respect to your adoption of SFAS No. 156,
        SFAS No. 157, SFAS No. 158, and SFAS No. 159. You state that you do not expect the
        adoption of each of the abovementioned accounting pronouncements to have a material
        impact on your consolidated financial position, results of operations or cash flows. Please
        note that the abovementioned accounting pronouncements are all effective as of the period
        presented in your financial statements. Please revise your footnote to disclose the actual
        affects that each of these accounting pronouncements had on your financial statements.

57.   Reference is made to your disclosure with respect to your adoption of SFAS No. 155. You
        state that you <u>expect</u> the adoption of SFAS No. 155 to have a material impact on your
        consolidated financial position, results of operations or cash flows. Please note that SFAS
        No. 155 is effective as of the period presented in your financial statements. In this regard,
        please explain in detail the nature of each transaction that you expect will be impacted by
        your adoption of SFAS No. 155. Also, since SFAS No. 155 is effective as of the period
        presented in your financial statements, please revise your financial statements and notes to
        your financial statements to reflect the material impact caused by the application of SFAS
        No. 155.

58.   Reference is made to your disclosure pertain to SFAS No. 148 on page F-10. Please note
        that SFAS No. 148 has been superseded by SFAS 123(R). Please revise your footnote on
        page F-10 to delete the reference to SFAS No. 148 and provide all of the disclosures
        required by SFAS No. 123(R), as applicable.

<u>Exhibits</u>

59.   Please file complete agreements. We note that the Bylaws and the Escrow Agreement
        which you have filed appear to be missing signatures.

60.   It is unclear why you filed the Escrow Agreement as exhibit 99 instead of exhibit 10. Refer
        to Item 601(b)(10) of Regulation S-K.

61.   Please file an escrow agreement that conforms to the requirements of Rule 419. Refer to
        Rule 419(b)(4).

<u>Exhibit 5.1</u>

62.   Please provide an opinion under the laws of Delaware.

63.   Please revise the par value in the first paragraph.

64.   Refer to item (iii). Please confirm and clarify that you have also reviewed such other
        documentation as you deemed necessary for your opinion.

65.   Counsel may not assume material facts that are readily ascertainable. Please revise the
        assumptions accordingly.

66.   Please provide a legal opinion which opines on whether the shares have been duly
        authorized.

67.   You have opined that the shares are legally issued, fully-paid and non-assessable. However, we note that the shares to be offered by the company have not yet been issued or paid for. Please revise the third paragraph of the opinion accordingly.

68.   Please revise the final paragraph of the opinion to refer to the appropriate sections where counsel is named in the registration statement. We note that there is no section entitled "Legal Matters."

Other expenses of Issuance and Distribution, page II-1

69.   With a view to disclosure, please identify the source of funds you intend to use to pay the costs of this offering.

70.   Please revise the table to disclose all expenses of the offering including the registration fee and the escrow agent fees. Refer to Item 511 of Regulation S-K.

Indemnification of Officers and Directors, page II-1

71.   Please revise your disclosure in this paragraph to more accurately reflect the indemnification obligations described in Article V, Section 2 of your by-laws.

Undertakings, page II-2

72.   Please revise the undertaking required by Item 512(h)(1) of Regulation S-K to conform to the exact language set forth in that rule.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel